Exhibit 2.1

EXECUTION COPY

IMPORTANT: The representations and warranties of each party set forth in this Agreement (i) have been qualified by confidential disclosures made to the other party in connection with this Agreement, (ii) will not survive consummation of the Merger and cannot be the basis for any claims under this Agreement by the other parties after the Merger is consummated, (iii) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (iv) were made only as of the date of this Agreement or such other date as is specified in this Agreement, and (v) may have been included in this Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts.

AGREEMENT AND PLAN OF MERGER

dated as of

May 25, 2010,

by and among

EMMIS COMMUNICATIONS CORPORATION,

JS ACQUISITION, LLC

and

JS ACQUISITION, INC.

i

ii

		Page

Article 12 Definitions		29
Section 12.01.	Definitions	29
Section 12.02.	Other Definitional and Interpretative Provisions	29

Annex I	Conditions to the Offer
Annex II	Conditions to the Exchange Offer
Annex III	Company Board Resolutions
Schedule I	Retained Shares
Schedule II	Finder’s Fees

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 25, 2010, by and among EMMIS COMMUNICATIONS CORPORATION, an Indiana corporation (the “Company”), JS ACQUISITION, LLC, an Indiana limited liability company (“Parent”), and JS ACQUISITION, INC., an Indiana corporation (“Merger Subsidiary”) and subsidiary owned by Parent and Mr. Jeffrey H. Smulyan (“Smulyan”).

W I T N E S S E T H

WHEREAS, the respective boards of directors of Parent and Merger Subsidiary have, at meetings duly called and held, each unanimously (i) determined that it is in the best interests of their respective members and shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and declared advisable the merger of Merger Subsidiary with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Indiana Business Corporation Law (the “IBCL” or “Indiana Law”) and (iii) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Parent and Merger Subsidiary and the consummation of the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established the Committee of Disinterested Directors to review, evaluate, negotiate, recommend or not recommend to the Company Board any offer by Merger Subsidiary or its Affiliates to acquire securities of the Company or any other proposal for a business combination transaction with Merger Subsidiary or its Affiliates;

WHEREAS, the Committee of Disinterested Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Unaffiliated Shareholders and (ii) recommended that the Company Board adopt resolutions, on the terms and subject to the conditions of this Agreement and in accordance with the IBCL (x) determining that it is advisable and fair to and in the best interests of the Unaffiliated Shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (y) approving and adopting this Agreement, the Offer and the Merger and (z) recommending that the Unaffiliated Shareholders accept the Offer, tender their Shares in the Offer and approve the Merger and this Agreement (to the extent required by Indiana Law);

WHEREAS, the Company Board acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of this Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of the Company and the Unaffiliated Shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and adopted this Agreement, the Offer and the Merger and (iii) recommended that the Unaffiliated Shareholders accept the Offer, tender their Shares in the Offer and approve the Merger and this Agreement (to the extent required by Indiana Law);

WHEREAS, on the terms and conditions set forth herein, Merger Subsidiary has agreed to commence a tender offer to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of the Company (the “Shares”) not beneficially owned by Merger Subsidiary, Parent, Smulyan, his Affiliates (collectively with Parent, Merger Subsidiary and Smulyan, the “Purchaser Group”), Alden Global Capital or its Affiliates (“Alden”) and the Shares to be contributed to the Company by the parties to the Rollover Agreement, at an offer price of $2.40 per Share in cash, without interest and subject to applicable withholding taxes (the “Offer Price”) and file with the U.S. Securities and Exchange Commission (the ‘‘SEC”) a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO (the “Schedule TO”) and related Offer to Purchase, form of letter of transmittal and other ancillary Offer documents and instruments (collectively with the Schedule TO, and including any amendments or supplements thereto, the “Offer Documents”) with respect to such offer by Merger Subsidiary (as such offer is amended from time to time, including in accordance with this Agreement, the “Offer”);

WHEREAS, the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares, which together with the Shares and the shares of Class B Common Stock, par value $0.01 per share, of the Company (the ‘‘Class B Shares”) beneficially owned by the Purchaser Group, the Rolling Shareholders and Alden, represents at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class and with each Share entitled to one vote per Share and each Class B Share entitled to one vote per Share, outstanding on the date such Shares are purchased (the “Minimum Tender Condition”); and

WHEREAS, on the terms and conditions set forth herein, the Company has agreed to commence an offer to exchange all of the outstanding shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Shares”) for a newly issued series of 12% Senior Subordinated Notes due 2017 of the Company (the “New Notes”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Shares and file with the SEC a proxy statement and offer to exchange under cover of Schedule 14A and Schedule TO (the “Proxy Statement/Offer to Exchange”) and other ancillary Exchange Offer documents and instruments (collectively with the Proxy Statement/Offer to Exchange, and including any amendments or supplements thereto, the ‘‘Exchange Offer Documents”) with respect to such offer to exchange by the Company (as such offer is amended from time to time, including in accordance with this Agreement, the “Exchange Offer”) and in connection with the Exchange Offer, exchanging holders will be asked to vote in favor of a proposal to approve an amendment to the Company’s second amended and restated articles of incorporation (the “Articles of Incorporation”), which would (i) remove the rights of the holders of the Preferred Shares to require the Company to redeem all or a portion of their Preferred Shares on the first anniversary after the occurrence of certain going private transactions and nominate directors to the Company Board, and (ii) provide for the automatic conversion upon the Merger (a) of each Preferred Share not exchanged for the New Notes (other than the Preferred Shares held by Alden) into that amount of consideration that would be paid to holders of Shares into which the Preferred Shares are convertible immediately prior to the Merger and (b) of the Preferred Shares held by Alden into the New Notes at a rate of $30 principal amount of New Notes per $50 of liquidation preference of Preferred Shares, excluding accrued and unpaid dividends (collectively, the “Preferred Amendments”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, Parent, Merger Subsidiary and the Company hereby agree as follows:

ARTICLE 1

THE OFFER AND THE EXCHANGE OFFER

Section 1.01.  The Offer.

(a) Provided that no event shall have occurred and be continuing that, had the Offer been commenced, would give rise to a right to terminate the Offer pursuant to any of the conditions set forth in Annex I, no later than 5:00 p.m. New York City time on June 3, 2010, Merger Subsidiary shall commence (within the meaning of Rule 14d-2 of the Exchange Act) the Offer. On the date of commencement of the Offer, Merger Subsidiary shall (i) file or cause to be filed with the SEC the Offer Documents and (ii) cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by applicable Law. Subject to the terms and conditions thereof, the Offer shall remain open until at least 5:00 p.m., New York City time, on the twentieth Business Day (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the date the Offer is commenced.

(b) Merger Subsidiary expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided, that without the prior consent of the Company (which consent shall require approval by the Committee of Disinterested Directors), Merger Subsidiary shall not:

(i) decrease the amount or change the form of the consideration to be paid or decrease the number of Shares sought in the Offer;

(ii) waive the Minimum Tender Condition;

(iii) add to, amend, modify, supplement or otherwise change any of the conditions to the Offer set forth in Annex I in any manner that is adverse to the Unaffiliated Shareholders;

(iv) amend any other term of the Offer in any manner adverse to the Unaffiliated Shareholders; or

(v) extend the expiration date of the Offer except as otherwise provided herein.

Notwithstanding clause (v) above, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, extend the Offer (x) from time to time for successive periods not to exceed 10 Business Days each, until the conditions to the Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Offer, and (y) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by applicable Law; provided, that in no event shall Merger Subsidiary be required or permitted to extend the Offer beyond the End Date. Following expiration of the Offer, Merger Subsidiary may, in its sole discretion, provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-l1 of the Exchange Act.

(c) Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the conditions to the Offer, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, accept for payment and pay for, promptly after the expiration of the Offer, all Shares (i) validly tendered and not withdrawn pursuant to the Offer and (ii) validly tendered in any Subsequent Offering Period (the date on which Shares are first accepted for payment, the ‘‘Acceptance Date”).

(d) Each of Parent, Merger Subsidiary and the Company agrees promptly to correct any information provided by it or any of its Affiliates for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Merger Subsidiary shall, and shall cause its Affiliates to, use reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities laws. The Company, the Committee of Disinterested Directors and their respective counsel shall be given a reasonable opportunity to review and comment on any amendment to the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Merger Subsidiary shall give reasonable and good faith consideration to any comments made by the Company, the Committee of Disinterested Directors and their respective counsel. Parent and Merger Subsidiary shall provide the Company, the Committee of Disinterested Directors and their respective counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Subsidiary or their respective Affiliates or counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Subsidiary to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Subsidiary or their counsel in any discussions or meetings with the SEC.

Section 1.02.  Company Action.

(a) The Company hereby approves of and consents to the Offer and the Merger and represents and warrants that the Company Board acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of this Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of the Company and the Unaffiliated Shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and adopted this Agreement, the Offer and the Merger and (iii) recommended that the Unaffiliated Shareholders accept the Offer, tender their Shares in the Offer and approve the Merger and this Agreement (to the extent required by Indiana Law).

(b) The Company hereby agrees to file with the SEC on the date that Merger Subsidiary files the Offer Documents pursuant to Section 1.01(a), a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the ‘‘Schedule 14D-9”) containing the Committee Recommendation and the Company Board Recommendation. The Company agrees to use its reasonable best efforts to mail such Schedule 14D-9 to the shareholders of the Company concurrently with the mailing of the Offer Documents. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s shareholders and at the Acceptance Date, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Merger Subsidiary in writing for inclusion in the Schedule 14D-9. The Company, Parent and Merger Subsidiary each agree promptly to correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected to be filed with the SEC and disseminated to the holders of Shares as and to the extent required by applicable federal securities laws. Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 (including each amendment or supplement thereto) before it is filed with the SEC and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel. In addition, the Company shall provide Parent, Merger Subsidiary and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review any such responses and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel prior to their submission.

(c) In connection with the Offer, the Company shall promptly furnish Parent and Merger Subsidiary with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares as of a recent date and shall furnish Parent and Merger Subsidiary with such additional information and assistance (including, without limitation, updated lists of shareholders, mailing labels and lists of securities positions) as Parent, Merger Subsidiary or their respective agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares.

(d) The Company hereby consents to the inclusion in the Offer Documents of all disclosure relating to (i) the Committee Financial Advisor (including the amount of fees and other consideration that the Committee Financial Advisor will receive upon consummation of or as a result of the Offer and the Merger, and the conditions therefor), (ii) the opinion the Committee Financial Advisor referred to in Section 4.15 and (iii) the information that formed the basis for rendering such opinion, subject to the approval of the form of such disclosure by the Committee Financial Advisor (such approval not to be unreasonably withheld or delayed).

Section 1.03.  Directors.  Following the Acceptance Date and until the Effective Time, the Company Board shall at all times include the directors that currently comprise the Committee of Disinterested Directors, and none of Parent, Merger Subsidiary, Smulyan or the Company shall take any action to cause any change in the composition of the Committee of Disinterested Directors. After the Acceptance Date and prior to the Effective Time, in addition to any approvals of the Company Board or the shareholders of the Company as may be required by the Articles of Incorporation, the Company’s By-laws (the “By-laws”) or applicable Law, the affirmative vote of a majority of the members of the Committee of Disinterested Directors shall be required (a) for the Company to terminate this Agreement or amend this Agreement, (b) for the Company to exercise or waive any of the Company’s rights, benefits or remedies under this Agreement, (c) for the Company to take any action that would prevent or materially delay the consummation of the Merger, (d) except as otherwise contemplated by this Agreement, to amend the Articles of Incorporation or the By-laws or (e) for the Company Board to take any other action under this Agreement, in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect the holders of Shares (other than Alden or the Purchaser Group).

Section 1.04.  The Exchange Offer.

(a) Provided that no event shall have occurred and be continuing that, had the Exchange Offer been commenced, would give rise to a right to terminate the Exchange Offer pursuant to any of the conditions set forth in Annex II, no later than 5:00 p.m. New York City time on June 3, 2010, the Company shall file or cause to be filed with the SEC the Exchange Offer Documents. Immediately following the receipt by the Company of SEC clearance of the Exchange Offer Documents, the Company shall (i) commence (within the meaning of Rule 14d-2 of the Exchange Act) the Exchange Offer and (ii) cause the Exchange Offer Documents to be disseminated to the Company’s shareholders as and to the extent required by applicable Law. In accordance with the IBCL, the Articles of Incorporation, the By-laws, the Exchange Act and any applicable rules of NASDAQ, the Company shall, as promptly as possible following the date hereof, call a special meeting of its shareholders to vote on the Preferred Amendments and set as the record date for such meeting, a date that is satisfactory to the Merger Subsidiary. Subject to the terms and conditions thereof, the Exchange Offer shall remain open until at least 5:00 p.m., New York City time, on the twentieth Business Day (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the date the Exchange Offer is commenced. Upon receipt of the approval of the Company’s shareholders of the Preferred Amendments, the Company shall file the Preferred Amendments with the Secretary of State of the State of Indiana and use reasonable best efforts to make the Preferred Amendments effective.

(b) The Company expressly reserves the right to waive any of the conditions to the Exchange Offer and to make any other changes in the terms of or conditions to the Exchange Offer; provided, that without the prior consent of Parent, the Company shall not:

(i) decrease the amount or change the form of the consideration to be paid or decrease the number of Preferred Shares sought in the Exchange Offer;

(ii) add to, amend, modify, supplement or otherwise change any of the conditions to the Exchange Offer set forth in Annex II in any manner that is adverse to the Unaffiliated Shareholders and the holders of Preferred Shares (other than Alden);

(iii) amend any other term of the Exchange Offer in any manner adverse to the Unaffiliated Shareholders and the holders of Preferred Shares (other than Alden);

(iv) withdraw or terminate the Exchange Offer or otherwise amend the terms of the Exchange Offer in a manner adverse to the Unaffiliated Shareholders and the holders of Preferred Shares (other than Alden) after the date that the Preferred Amendments become effective; or

(v) extend the expiration date of the Exchange Offer except as otherwise provided herein.

Notwithstanding clause (v) above, the Company may extend the Exchange Offer (x) from time to time for successive periods not to exceed 10 Business Days each, until the conditions to the Exchange Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Exchange Offer, and (y) for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Exchange Offer or any period otherwise required by applicable Law; provided, that in no event shall the Company be required or permitted to extend the Exchange Offer beyond the End Date.

(c) Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the conditions to the Exchange Offer, the Company shall accept for exchanging and exchange for, promptly after the expiration of the Exchange Offer, all Preferred Shares validly tendered and not withdrawn pursuant to the Exchange Offer.

(d) Each of Parent, Merger Subsidiary and the Company agrees promptly to correct any information provided by it or any of its Affiliates for use in the Proxy Statement/Offer to Exchange and the Exchange Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. The Company shall, and shall cause its Affiliates to, use reasonable best efforts to cause the Proxy Statement/Offer to Exchange as so corrected to be filed with the SEC and the Exchange Offer Documents as so corrected to be disseminated to the Company’s shareholders, in each case as and to the extent required by applicable U.S. federal securities laws. Parent, Merger Subsidiary and their respective counsel shall be given a reasonable opportunity to review and comment on any amendment to the Proxy Statement/Offer to Exchange and the Exchange Offer Documents each time before any such document is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by the Parent, the Merger Subsidiary and their respective counsel. The Company shall provide to Parent and Merger Subsidiary and their respective counsel with (i) any comments or other communications, whether written or oral, that the Company or its Affiliates or their respective counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Offer to Exchange or the Exchange Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

ARTICLE 2

THE MERGER

Section 2.01.  The Merger.

(a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Indiana Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the ‘‘Closing”) shall take place in New York City at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019, as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place or time as Parent and the Company may mutually agree.

(c) On or prior to the date of Closing, the Company shall file articles of merger with the Secretary of State of the State of Indiana. The Merger shall become effective at such time (the ‘‘Effective Time”) as the articles of merger are duly filed with the Indiana Secretary of State or at such later time (not to exceed one Business Day) as is specified in the articles of merger.

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Indiana Law.

Section 2.02.  Conversion of Shares.

(a) Immediately prior to the Effective Time:

(i) each Share held by the Purchaser Group (other than the Retained Shares held by the Purchaser Group) and each Rollover Share will be contributed to the Company in consideration for common equity interests in Parent; and

(ii) each Class B Share outstanding, all of which are held by Smulyan, and all of the Smulyan Options will be contributed to the Company in consideration for common equity interests in Parent.

(b) At the Effective Time:

(i) each Share outstanding, including outstanding restricted stock with respect to Shares that become fully vested immediately prior to the Effective Time (other than Shares held by Merger Subsidiary or the Company), shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Common Merger Consideration”) from the Company;

(ii) pursuant to the terms of the Preferred Amendments, each Preferred Share held by Alden will be converted into New Notes at a rate of $30 principal amount of New Notes per $50 of liquidation preference of Preferred Shares, excluding accrued and unpaid dividends (the “Alden Preferred Merger Consideration”);

(iii) pursuant to the terms of the Preferred Amendments, except as otherwise provided in Section 2.02(b)(ii), each Preferred Share outstanding that was not exchanged for New Notes pursuant to the Exchange Offer shall be converted into the right to receive an amount in cash equal to $5.856, without interest and less any applicable withholding taxes (the “Preferred Merger Consideration” and, together with the Common Merger Consideration, the “Cash Merger Consideration” and the Cash Merger Consideration together with the Alden Preferred Merger Consideration, the “Merger Consideration”);

(iv) each Share and each Class B Share held by Merger Subsidiary or the Company shall be cancelled without consideration;

(v) each share of Merger Subsidiary Class A Common Stock outstanding shall be converted into and become one share of Non-Voting Class A Common Stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted; and

(vi) each share of Merger Subsidiary Class B Common Stock outstanding shall be converted into and become one share of Class B Common Stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted.

(c) As of the Effective Time, all Shares, Class B Shares, Smulyan Options, Preferred Shares, shares of Merger Subsidiary Class A Common Stock and shares of Merger Subsidiary Class B Common Stock outstanding immediately prior to the Effective Time shall be canceled and retired and shall thereafter represent only the rights, if any, specified in this Section 2.02 and Section 2.04.

Section 2.03.  Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an agent (the “Paying Agent”) for the purpose of exchanging certificates representing Shares and Preferred Shares (the “Certificates”) or uncertificated Shares and Preferred Shares (the “Uncertificated Shares”) for the applicable Merger Consideration as provided in Section 2.02. Parent or one of its Affiliates shall make available to the Paying Agent, as needed, the Cash Merger Consideration and the Company shall make available to the Paying Agent the Alden Preferred Merger Consideration, in each case, to be paid in respect of the Certificates and the Uncertificated Shares. Any interest or other income earned on the Cash Merger Consideration deposited with the Paying Agent pending its disbursement pursuant to Section 2.03 shall be solely for the account of the Surviving Corporation or one of its Affiliates and shall be delivered to them, upon demand by the Surviving Corporation at any time or from time to time. Promptly after the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each record holder of Shares and Preferred Shares that have been converted into the right to receive the applicable Merger Consideration a letter of transmittal and instructions for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of Certificates or transfer of Uncertificated Shares to the Paying Agent).

(b) Each holder of Shares and/or Preferred Shares that have been converted into the right to receive the applicable Merger Consideration shall be entitled to receive (upon surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or in the case of Uncertificated Shares, receipt by the Paying Agent of an “agent’s message” (or other evidence reasonably acceptable to the Paying Agent)) the applicable Merger Consideration payable for each Share or Preferred Share so surrendered. Until so surrendered, each Certificate or Uncertificated Share shall after the Effective Time represent only the right to receive the applicable Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder, it shall be a condition to such payment that (i) any Certificate shall be in proper form for transfer or any Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Shares or Preferred Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Paying Agent, for any reason, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of Shares or Preferred Shares six months after the Effective Time shall be delivered to the Surviving Corporation or one of its Affiliates upon demand by the Surviving Corporation, and any such holder who has not exchanged such Shares or Preferred Shares for the applicable Merger Consideration in accordance with this Section 2.03 prior to that time, shall thereafter look only to the Surviving Corporation for payment of the applicable Merger Consideration in respect of such Shares or Preferred Shares, as applicable, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor any of its Affiliates shall be liable to any holder of Shares or Preferred Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares or Preferred Shares immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Body shall become to the extent permitted by Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) to pay for Shares for which dissenters’ rights have been perfected shall be delivered to the Surviving Corporation or one of its Affiliates, upon demand by the Surviving Corporation.

Section 2.04.  Dissenting Shares.  Notwithstanding Section 2.02 and to the extent § 23-1-44 of the IBCL is applicable, Shares outstanding immediately prior to the Effective Time and held by a holder of record who has not voted in favor of the Merger or consented thereto in writing and who has notified the Company in writing of his or her intent to dissent prior to the taking of the vote on the Merger and complied with other requirements under Indiana Law, shall not be converted into the right to receive the applicable Merger Consideration, but instead shall only have such rights as are provided by Indiana Law; provided, however, that if such holder fails to perfect, withdraws or loses the right to dissent, then such Shares shall automatically be converted into the right to receive the Merger Consideration. The Company shall give Parent (a) prompt written notice of any dissenting shareholder or other documents received by the Company pursuant to § 23-1-44 of the IBCL and (b) the opportunity to direct all negotiations and proceedings with respect to such demands and the exercise of dissenters’ rights under § 23-1-44 of the IBCL. Except with the prior written consent of Parent or as otherwise required by Law or a judgment, injunction or decree of a Governmental Body of competent jurisdiction, the Company shall not take any action with respect to such demands (including making any payment with respect to, or offering to settle or settling, any such demands).

Section 2.05.  Company Stock Options; Company RSUs.

(a) At or immediately prior to the Effective Time, each option to purchase Shares outstanding under any stock option or compensation plan or arrangement of the Company (a “Company Stock Option”) other than the Smulyan Options, whether or not vested or exercisable, shall vest and be canceled, and the Company shall pay the holder of any such option at or promptly after the Effective Time an amount in cash equal to the product of (i) the excess, if any, of the Common Merger Consideration over the applicable exercise price per Share of such option and (ii) the number of Shares such holder could have purchased (assuming full vesting of such Company Stock Option) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time.

(b) At or immediately prior to the Effective Time, each restricted stock unit with respect to Shares outstanding under any stock option or compensation plan or arrangement of the Company (a ‘‘Company RSU”), whether or not vested, shall vest and be canceled, and the Company shall pay the holder of any such restricted stock unit at or promptly after the Effective Time an amount in cash equal to the product of (i) the

Common Merger Consideration and (ii) the number of Shares such holder could have received (assuming full vesting of such Company RSU) had the Company RSU been settled immediately prior to the Effective Time.

(c) Prior to the Effective Time, the Company shall take such actions, if any, as are necessary to give effect to the transactions contemplated by this Section 2.05.

Section 2.06.  Adjustments.  If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares or Preferred Shares shall be changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares or Preferred Shares, or stock dividend thereon with a record date during such period), the applicable Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07.  Withholding Rights.  Notwithstanding anything else contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to Articles 1 and 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Paying Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares or Preferred Shares represented by such Certificate as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01.  Articles of Incorporation.  At the Effective Time, the articles of incorporation of the Company shall be amended to be identical to the articles of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except for Article I, which shall read “The name of the corporation is Emmis Communications Corporation,” and except that the provisions of the articles of incorporation of Merger Subsidiary relating to the incorporator of Merger Subsidiary shall be omitted and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with Indiana Law. Nothing in this Section 3.01 shall affect in any way the indemnification obligations provided for in Section 7.03(b).

Section 3.02.  By-laws.  At the Effective Time, the By-laws shall be amended to be identical to the by-laws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with Indiana Law, except that the words “JS Acquisition, Inc.” shall be replaced by “Emmis Communications Corporation”. Nothing in this Section 3.02 shall affect in any way the indemnification obligations provided for in Section 7.03(b).

Section 3.03.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Indiana Law, (a) the directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except (a) as set forth in the Disclosure Schedule which is being delivered to Parent and Merger Subsidiary concurrently herewith (the “Company Disclosure Schedule”) or (b) as disclosed in or incorporated by reference into (i) the Company’s Annual Report on Form 10-K for the year ended February 28, 2010 (the “Company 10-K”) or (ii) any other Company SEC Document filed with or furnished to the SEC on or after the date the Company 10-K was filed but prior to the date hereof (excluding any disclosure set forth in any risk factor section or any section relating to or containing forward looking statements, in each case, to the extent not otherwise disclosed in any other section of the Company 10-K or such other Company SEC Documents) to the extent such disclosure is reasonably apparent on its face to relate to such section of Article 4 below, the Company represents and warrants to the Parent and Merger Subsidiary as follows:

Section 4.01.  Organization and Qualification; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on the Business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its Business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business.

(b) Section 4.01(b) of the Company Disclosure Schedule sets forth a complete and correct structure chart of the Company and its Subsidiaries (other than entities with no material liabilities and no material assets or operations), including the jurisdiction of organization and percentage of outstanding equity or voting interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each of the Company’s Subsidiaries, and the identity of such owners of outstanding equity or voting interests. All equity or voting interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries held by the Company or any of its other Subsidiaries have been duly and validly authorized and are validly issued, fully paid and non-assessable. All such equity or voting interests owned by the Company or its Subsidiaries are free and clear of any Liens (other than Permitted Liens).

Section 4.02.  Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for any required adoption of this Agreement by the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares and Class B Shares, voting together as a single class, with each Share entitled to one vote per Share and each Class B Share entitled to one vote per Class B Share (if required by Indiana Law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”) under applicable Law and the Articles of Incorporation or the By-laws, as currently in effect. This Agreement constitutes a valid and binding agreement of the Company.

(b) The Committee of Disinterested Directors has been duly authorized and constituted and at a meeting duly called and held, has unanimously (i) determined that this Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of the Unaffiliated Shareholders and (ii) recommended that the Company Board adopt resolutions, on the terms and subject to the conditions of this Agreement and in accordance with the IBCL (x) determining that it is advisable and fair to and in the best interests of the Company and the Unaffiliated Shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (y) approving and adopting this Agreement, the Offer and the Merger and (z) recommending that the Unaffiliated Shareholders accept the Offer, tender their Shares in the Offer and approve the Merger and this Agreement (to the extent required by Indiana Law) (the “Committee Recommendation”).

(c) The Company Board acting on the Committee Recommendation, at a meeting duly called and held, has unanimously, on the terms and subject to the conditions of this Agreement and in accordance with the IBCL (i) determined that it is advisable and fair to and in the best interests of the Company and the Unaffiliated Shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved and adopted this Agreement, the Offer and the Merger and (iii) recommended that the Unaffiliated Shareholders accept the Offer, tender their Shares in the Offer and approve the Merger and this Agreement (to the extent required by Indiana Law) (the “Company Board Recommendation”).

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Body, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Indiana; (b) compliance with any applicable requirements of the Exchange Act and any other applicable U.S. state or federal securities laws; (c) compliance with any applicable rules and regulations of NASDAQ; and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.  No Defaults or Conflicts; Compliance with Laws; Governmental Permits.

(a) The execution and delivery of this Agreement and the consummation of the Transactions by the Company and its Subsidiaries and performance by the Company of its obligations hereunder: (i) does not result in any violation of the Articles of incorporation and the By-laws; (ii) does not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any agreement or instrument to which the Company or its Subsidiaries is a party or by which they are bound or to which their respective properties are subject; and (iii) assuming compliance with the matters addressed in Section 4.03, does not violate any existing applicable Law or Order of any Governmental Body having jurisdiction over the Company or its Subsidiaries; provided, however, that no representation or warranty is made in the foregoing clause (iii) with respect to matters that would not impair the Company’s or its Subsidiaries’ ability to consummate the Transactions.

(b) Each of the Company and its Subsidiaries is in possession of all FCC Licenses required to operate the radio stations owned or operated by them (the “Stations”), and all other material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted (the “Governmental Permits”). All of the Governmental Permits are in full force and effect, and no suspension or cancellation of any of the Governmental Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have in full force and effect, or the suspension or cancellation of, any of the Governmental Permits would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect. None of the Governmental Permits are subject to any conditions, other than as may be generally applicable to the industry in which the Company operates except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries is, or during the past two years has been, in conflict with, or in default or violation of, nor will the transactions result in any conflict with, or default or violation of, (i) any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (ii) any of the Governmental Permits or (iii) any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property, asset or right of the Company or any of its Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received written or, to the knowledge of the Company, oral (or otherwise has any knowledge of any) notice during the past three years, of any material violation of or noncompliance with any Law applicable to the Company or any of its Subsidiaries, or directing the Company or any of its Subsidiaries to take any remedial action with respect to such applicable Law or otherwise, and no material deficiencies of the Company or any of its Subsidiaries have been asserted to the Company or any of its Subsidiaries in writing or, to the knowledge of the Company, orally, by any Governmental Body.

(c) The Business is being operated in compliance with Law and in accordance with the terms and conditions of the Governmental Permits applicable to it, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No proceedings or investigations are pending or, to the knowledge of the Company, are threatened which may result in the revocation, cancellation, suspension, rescission, modification or non-renewal of any of the Governmental Permits, the denial of any pending application, the issuance of any cease and desist order or the imposition of any fines, forfeitures or other administrative actions by the FCC with respect to the Business or its operation, other than proceedings that are not likely to have a Company Material Adverse Effect. There is not on the date of this Agreement pending before the FCC any issued or outstanding, nor to the knowledge of the Company is there on the date of this Agreement threatened, any application, complaint, petition or proceeding with respect to any Station owned or controlled, directly or indirectly, by the Company. The Company and its Subsidiaries have complied in all material respects with all requirements to file reports, applications and other documents with the FCC. The Company has no knowledge of any matters which would result in the revocation of or the refusal to renew any of the Governmental Permits.

Section 4.05.  Capitalization; Existence; Articles of Incorporation and By-laws.

(a) The authorized capital stock of the Company consists of (i) 230,000,000 shares of common stock of the Company consisting of (A) 170,000,000 Shares, (B) 30,000,000 Class B Shares and (C) 30,000,000 shares of Class C Common Stock, par value $0.01 per share, of the Company (the ‘‘Class C Shares”) and (ii) 10,000,000 shares of preferred stock consisting of (A) 250 shares of 12.50% Senior Preferred Stock, par value $0.01 per share, of the Company (the “Senior Preferred Shares”) and (B) 2,875,000 Preferred Shares. As of May 17, 2010, (i) 32,910,753 Shares were issued and outstanding, (ii) 4,930,680 Class B Shares were issued and outstanding, all of which shares were held by Smulyan, (iii) no Class C Shares were issued and outstanding, (iv) no Senior Preferred Shares were issued and outstanding, (v) 2,809,170 Preferred Shares were issued and outstanding, (vi) there were outstanding restricted stock with respect to 144,040 Shares, (vii) there were restricted stock unit awards with respect to 25,000 Shares, (viii) there were stock options to purchase an aggregate of 8,663,038 Shares and Class B Shares (collectively, “Company Common Stock”) at a weighted average exercise price of $9.46 per share of Company Common Stock (of which stock options to purchase an aggregate of 5,778,379 shares of Company Common Stock were exercisable). No Shares or Class B Shares are held by any Subsidiary of the Company. Since February 28, 2010, other than pursuant to the exercise of stock options outstanding on such date, the issuance of stock options under employment agreements in effect on such date, the issuance of Shares pursuant to the director compensation plan in effect on such date, the vesting of restricted stock and restricted stock unit awards outstanding on such date and pursuant to the 401(k) Plan and the conversion of up to 200,000 Class B Shares into a like amount of Shares, the Company has not issued any Shares, has not granted any option, restricted stock, warrants or rights or entered into any other agreements or commitments to issue any Shares or Class B Shares and has not split, combined or reclassified any of its shares of capital stock. Each of the outstanding shares of capital stock, voting securities or other equity interests of each Subsidiary of the Company is duly authorized, validly issued, fully paid, non-assessable and free of any preemptive rights, and all such securities are owned by the Company or another wholly-owned Subsidiary of the Company free and clear of all Liens other than Permitted Liens.

(b) Except as set forth above, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to (i) issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries; (ii) issue, grant, extend or enter into any such security, option, warrant, call, right or contract; (iii) redeem or otherwise acquire any such shares of capital stock or other equity or voting interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary. From February 28, 2010 to the date hereof, the Company has not declared or paid any dividend or distribution in respect of the Shares, Class B Shares and Preferred Shares, and has not repurchased, redeemed or otherwise acquired any Shares, Class B Shares and Preferred Shares, and the Company Board has not authorized any of the foregoing.

(c) Neither the Company nor any of its Subsidiaries has outstanding material bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter.

(d) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries.

(e) The Company has made available to the Parent and Merger Subsidiary a complete and correct copy of the Articles of Incorporation and the By-laws, each as amended to date, of the Company and the equivalent organization documents for each of its Subsidiaries. The Articles of Incorporation and By-laws (or equivalent organization documents) of the Company and each of its Subsidiaries are in full force and effect. None of the Company or any of its Subsidiaries is in material violation of any provision of the Articles of Incorporation or the By-laws (or its equivalent organization documents).

Section 4.06.  Company Disclosure Documents; Company SEC Documents.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule TO and Schedule 14A filed by the Company in connection with the Exchange Offer and the proxy statement of the Company, if any, to be filed with the SEC on Schedule 14A, in connection with any special meeting of the Company’s shareholders to vote on the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.06 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents based upon information supplied by Parent or Merger Subsidiary or any of their Affiliates or any of their representatives or advisors in writing specifically for use or incorporation by reference therein.

(b) The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company has filed with the SEC all material reports, schedules, forms, registration statements and other documents required to be filed or furnished with the SEC since February 29, 2008, together with any amendments, restatements or supplements thereto and those filed subsequent to the date of this Agreement (collectively, the “Company SEC Documents”) and as of their respective dates or, if amended or restated prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, the Company SEC Documents complied, and each of the Company SEC Documents to be filed subsequent to the date hereof will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed, or will be filed, as the case may be, or, if amended or restated prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, contained, or will contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(d) The consolidated financial statements (giving effect to any amendments, restatements or supplements thereto filed prior to the date of this Agreement, and including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents fairly present in all material respects the consolidated financial position of Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.07.  Related Party Transactions.  There are no contracts or arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (i) present executive officer or director of the Company or (ii) record or beneficial owner of more than 5% of the Shares or Class B Shares as of the date hereof except as set forth in the Company SEC Documents on the date hereof.

Section 4.08.  Taxes.  Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any Subsidiary have been filed when due unless extended in accordance with all applicable laws and all such Tax Returns are true and complete in all respects;

(b) The Company and each Subsidiary of the Company has paid (or has had paid on its behalf) to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books;

(c) Neither the Company nor any Subsidiary has waived any statute of limitations with respect to Taxes or requested or agreed to any extension of time with respect to a Tax assessment or deficiency;

(d) There is no claim, audit, action, suit, proceeding or investigation (whether judicial, administrative or otherwise) now pending or, to the knowledge of the Company, threatened against or with respect to the Company or any Subsidiary of the Company in respect of any Tax or Tax asset;

(e) Each of the Company and its Subsidiaries has withheld and paid to the appropriate Taxing Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former insured, reinsured, insurer or reinsurer, employee, independent contractor, creditor, member or other third party;

(f) Neither the Company nor any Subsidiary of the Company is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment;

(g) Neither the Company nor any Subsidiary of the Company has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1); and

(h) There are no liens or security interests on the assets of the Company or any Subsidiary of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

Section 4.09.  Controls and Procedures.

(a) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended February 28, 2010, and a description of such assessment is set forth in the Company 10-K. To the knowledge of the Company, it has disclosed, based on its most recent evaluation of internal controls over financial reporting, to the Company’s outside auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Since February 28, 2010 (i) to the knowledge of the Company, none of the Company, any of its Subsidiaries, and any director, officer, auditor or accountant of the Company or any of its Subsidiaries or any employee of the Company or its Subsidiaries whose position includes monitoring the Company’s audit committee complaint reporting procedures has received any material complaint, allegation, assertion or claim, in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

Section 4.10.  Intellectual Property.

(a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or possess valid licenses or other rights to use in the manner currently used, all patents, copyrights, trademarks, service marks, brand names, logos, domain names, certification marks, trade names, trade dress and other indications of origin and the goodwill associated with the foregoing (the “Intellectual Property Rights”) used in or necessary for the conduct of the Business as currently conducted (the “Company Intellectual Property Rights”). Neither the Company nor any of its Subsidiaries has received, in the past two (2) years, any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any of the Company Intellectual Property Rights owned by the Company or any of its subsidiaries (the “Owned Intellectual Property Rights”) that has not been settled or otherwise resolved, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no legal proceeding relating to the foregoing is pending or, to the knowledge of the Company, has been threatened.

(b) To the knowledge of the Company, (i) the conduct of the Business as currently conducted does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other person in any material respect and (ii) except as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has received, in the past two (2) years, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation

(including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property Rights of any other Person) that has not been settled or otherwise fully and finally resolved, and no legal proceeding relating to the foregoing has been initiated.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Owned Intellectual Property Rights and any other Intellectual Property Rights obtained from third parties under the obligation of confidentiality.

Section 4.11.  Real Estate.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and valid fee simple title to its owned properties, assets and rights or good and valid leasehold or licensed interests in all of its leasehold or licensed properties, assets and rights. Section 4.11(a) of the Company Disclosure Schedule sets forth a list of all of the real property owned by the Company or any of its Subsidiaries and (ii) all such owned properties, assets and rights, and all such leasehold, subleasehold or licensed interests in leased, subleased or licensed properties, assets and rights, are free and clear of all Liens except for Permitted Liens.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has complied with the terms of all leases, subleases and occupancy agreements (each a “Lease” and collectively, the “Leases”) to which it is a party and all such Leases are legal, valid, binding and enforceable in accordance with their terms by the Company or its Subsidiaries party thereto and are in full force and effect. Since February 28, 2008, to the knowledge of the Company, except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company not any of its Subsidiaries has received notice of any default, delinquency or breach on the part of the Company or any of its Subsidiaries, and there are no existing defaults (with or without notice or lapse of time or both) by the Company or any of its Subsidiaries or any other party thereto, beyond any applicable grace periods under the Leases.

Section 4.12.  Absence of Certain Changes or Events.  Since February 28, 2010, except as otherwise permitted by this Agreement or in connection with the Transactions, (a) the Business has been conducted in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any fact, change, effect, occurrence, event, development or state of circumstances that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13.  No Undisclosed Liabilities.  Except (a) as adequately reflected or reserved against in the Company’s consolidated balance sheet as at February 28, 2010, included in the Company SEC Documents or (b) for liabilities or obligations incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that are required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

Section 4.14.  Absence of Litigation.  As of the date hereof, there is no material claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties, assets or rights, or against any employees of the Company or any of its Subsidiaries, at law or in equity, and there are no material Orders, before any arbitrator or Governmental Body in each except as set forth in Section 4.14 of the Company Disclosure Schedule.

Section 4.15.  Finders’ Fees.

(a) Except for Morgan Stanley & Co. Incorporated, financial advisor to the Committee of Disinterested Directors (the “Committee Financial Advisor”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its

Subsidiaries or any of their respective officers or directors who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

(b) The Company has delivered to Parent the fee agreement with the Committee Financial Advisor and the fee agreement or a schedule setting forth the estimated aggregate fees and expenses for each of Davis Polk & Wardwell LLP and Barnes & Thornburg LLP in connection with the transactions contemplated hereby.

Section 4.16.  Opinion of Committee Financial Advisor.  The Committee of Disinterested Directors has received an opinion of the Committee Financial Advisor to the effect that, as of the date of such opinion, the Offer Price to be received by the Unaffiliated Shareholders pursuant to the Offer and the Merger is fair from a financial point of view to such holders.

Section 4.17.  Anti-takeover Statutes.  The Company Board has, subject to the satisfaction of the Minimum Tender Condition, pursuant to §§ 23-1-43-1 to 23-1-43-24 of the IBCL approved the Offer and the other Transactions, with the effect that the provisions of such sections are inapplicable to the Offer, the Merger, this Agreement and the transactions contemplated hereby. Other than the Indiana Takeover Offers Act, §§ 23-1-3.1-0.5 to 23-1-3.1-11 of the IBCL, no other “control share acquisition,” “fair price,” “business combination,” “moratorium” or other anti-takeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.18.  Sufficiency of Assets.  Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the assets of the Company and its Subsidiaries comprise all the material assets used or held for use in connection with the Business and (b) the assets of the Company and its Subsidiaries are sufficient for the operation and conduct of the Business by the Company and its Subsidiaries immediately following the Effective Time in substantially the same manner as currently conducted.

Section 4.19.  Adoption of Resolutions.  The resolutions set forth on Annex III were duly adopted by the Company Board and have not been withdrawn or revoked.

Section 4.20.  Exclusivity of Representations.  The representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties. The Company hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure to the Investor or its officers, directors, employees, agents or representatives of any documentation or other information (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Each of Parent and Merger Subsidiary represents and warrants to the Company that:

Section 5.01.  Due Organization; Authority to Execute and Perform Agreement.  Parent is an Indiana limited liability company duly organized and validly existing under the laws of the State of Indiana, and has all requisite organizational power and authority and has taken all organizational action required to execute and deliver this Agreement and to perform its obligations hereunder. Merger Subsidiary is an Indiana corporation duly incorporated and validly existing under the laws of Indiana. This Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Subsidiary, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, laws of general applicability relating to or affecting creditors’ rights, and to general equity principles and public policy.

Section 5.02.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Body, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the

State of Indiana; (b) compliance with any applicable requirements of the Exchange Act and any other applicable U.S. state or federal securities laws; and (c) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent and Merger Subsidiary Material Adverse Effect.

Section 5.03.  No Defaults or Conflicts.  The execution and delivery of this Agreement and the consummation of the Transactions by Parent and Merger Subsidiary and performance by Parent of its obligations hereunder: (a) does not result in any violation of (i) the Initial Governing Documents or (ii) the articles of incorporation and by-laws of Merger Subsidiary; (b) does not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under any agreement or instrument to which Parent or Merger Subsidiary is a party or by which they are bound or to which their respective properties are subject; and (c) assuming compliance with the matters addressed in Section 5.02, does not violate any existing applicable Law or Order of any Governmental Body having jurisdiction over Parent or Merger Subsidiary; provided, however, that no representation or warranty is made in the foregoing clause (c) with respect to matters that would not impair Parent’s or Merger Subsidiary’s ability to consummate the Transactions.

Section 5.04.  Disclosure Documents.

(a) The Schedule TO and the Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 5.04 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Merger Subsidiary by the Company or any of its representatives or advisors in writing specifically for use or incorporation by reference therein.

(b) The information with respect to Parent and any of its Affiliates that Parent supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

Section 5.05.  Finders’ Fees.  Except for the fees and expenses of the Persons set forth on Schedule II hereto which will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates or any of their respective officers and directors who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.06.  Funds.  Parent has, or will have at each of the Acceptance Date and the Effective Time, sufficient funds to perform its obligations under this Agreement, including consummating the Offer and the Merger and the other transactions contemplated by this Agreement and paying all fees and expenses relating to such transactions.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01.  Conduct of the Company.  During the period from the date hereof until the Effective Date, except as specifically required by this Agreement, the Transactions or as set forth on Section 6.01 of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct their respective businesses in the ordinary course of business consistent with past practice and to use their reasonable best efforts to preserve intact their respective businesses and relationships with customers, regulators, suppliers, lessors, licensors, distributors, creditors, employees and agents, and (y) not, without Parent’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend, waive or otherwise change, in any material respect, the Articles of Incorporation (other than the Preferred Amendments), the By-laws, or such equivalent organizational documents of any of the Company’s Subsidiaries;

(b) except as required by the Credit Agreement, capital stock of the Company or restricted stock units issued pursuant to the 401(k) Plan, the exercise of stock options, the vesting of restricted stock and restricted stock units or pursuant to the terms of existing employment agreements or the director compensation plan, all as included in Section 4.05(a)(vi) and (vii), issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock or other ownership or voting interests, or any options, warrants, convertible securities, restricted stock or restricted stock units or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or other ownership or voting interests;

(c) except for dividends and distributions to or among the Company and its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to, or directly or indirectly redeem, purchase or repurchase any shares of its or any of its Subsidiaries’ capital stock or other securities or obligations convertible into or exchangeable or exercisable for any shares of its or its Subsidiaries’ capital stock or any rights, warrants or options to acquire any such shares;

(d) make any change to, or permit to lapse without filing for renewal, any material Governmental Permits currently held, except in the ordinary course of business consistent with past practice;

(e) except as required by Law or pursuant to plans, agreements and other arrangements in effect on February 28, 2010, (i) increase the compensation or other benefits payable or to become payable to directors or executive officers, (ii) grant any severance or termination pay to, or enter into any severance agreement with any director or executive officer of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice or (iii) enter into, amend in any material respect or terminate (without cause) any employment agreement with any executive officer of the Company (except for entering into or terminating employment agreements terminable on less than 30 days’ notice without penalty, and except for extension of employment agreements without material modification in the ordinary course of business consistent with past practice);

(f) acquire, including by merger, consolidation, any other form of business combination, acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments with a purchase price in excess of $10 million individually or $20 million in the aggregate;

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise) or guarantee any such indebtedness for any person except for indebtedness incurred under or permitted by the Credit Agreement (excluding Sections 10.1(e), (f) and (k) thereof) and intercompany indebtedness;

(h) make any material change to its methods, policies or procedures of accounting in effect at February 28, 2010, except (i) as required by GAAP or as required by a Governmental Body, or (ii) as required by a change in applicable Law;

(i) adjust, split, combine, redeem, recapitalize or reclassify any of its capital stock or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock other than with respect to the vesting of restricted stock and restricted stock units;

(j) make any capital expenditures having an aggregate value in excess of $5 million;

(k) waive, release, assign, settle or compromise any claim, action or proceeding (other than waivers, releases, assignments, settlements or compromises that (i) involve the payment of monetary damages not in excess of $2 million in the aggregate not otherwise recoverable under insurance and (ii) do not otherwise materially restrict the conduct of the Business) or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of $2 million not recoverable by insurance;

(l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or commence any proceedings in bankruptcy (including with respect to any Subsidiary of the Company);

(m) other than as required or permitted by the Credit Agreement (excluding Sections 10.1(e), (f) and (k) and Section 10.2.1(xii) thereof), sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien or otherwise dispose of any material portion of its properties, assets or rights;

(n) enter into any transaction with an Affiliate of the Company or any Subsidiary of the Company (other than existing arrangements set forth on Section 6.01(n) of the Company Disclosure Schedule, amendments and replacements of those arrangements); or

(o) authorize, commit, enter into any agreement or otherwise agree or make any commitment to do any of the foregoing.

Section 6.02.  Adverse Recommendation Change.  Each of the Committee of Disinterested Directors and the Company Board shall (a) make the Committee Recommendation and the Company Board Recommendation, as applicable and (b) not withhold, withdraw, qualify, fail to make or modify in a manner adverse to Parent the Committee Recommendation or the Company Board Recommendation or publicly recommend or announce its intention to take any action or make any statement inconsistent with the Committee Recommendation or the Company Board Recommendation (collectively, an ‘‘Adverse Recommendation Change”). However, at any time prior to the Acceptance Date, if the Committee of Disinterested Directors determines in good faith (after considering the advice of its outside legal and financial advisors) that it would be inconsistent with its fiduciary duties under Indiana Law to continue to recommend that the Unaffiliated Shareholders accept the Offer, tender their Shares in the Offer, and to the extent required by Indiana Law, approve the Merger and this Agreement, then the Committee of Disinterested Directors and the Company Board (acting upon the recommendation of the Committee of Disinterested Directors) may make an Adverse Recommendation Change, in which case the obligations of the Committee of Disinterested Directors and the Company Board under this Section 6.02 shall cease (but nothing in this Section 6.02 shall affect the Company’s obligations under Section 6.05 (regardless of whether there has been an Adverse Recommendation Change)); provided, that the Committee of Disinterested Directors and the Company Board may not make an Adverse Recommendation Change until after at least 48 hours following Parent’s receipt of written notice from the Company advising Parent that the Committee of Disinterested Directors and/or the Company Board intends to make such an Adverse Recommendation Change and the reasons therefor and the Committee of Disinterested Directors and/or the Company Board considers any modifications proposed by Parent during such 48-hour period in order to eliminate the need for such Adverse Recommendation Change.

Section 6.03.  Access to Information.  From the date hereof until the Effective Time, the Company shall (a) provide Parent, its Affiliates and their respective officers, directors, employees, counsel, financial advisors, sources of funding, auditors or other agents or advisors (“Representatives”) reasonable access to the businesses, properties, assets, books and records of the Company and its Subsidiaries and such financial and operating data and other information as such Persons may reasonably request and (b) instruct the Representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries. Such access and cooperation shall include providing such information, assistance and cooperation to Parent and its Affiliates and their respective Representatives as such Persons may reasonably request in connection with Parent’s integration and transition planning for the operation of the Company following the Effective Time, including with respect to the review and analyses of contracts or agreements under which the Company or any of its Subsidiaries is granted any license rights or immunity with respect to the Intellectual Property of a third party. Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to unreasonably interfere with or disrupt the conduct of the Business of the Company and its Subsidiaries and Parent shall, and shall cause its Affiliates and their respective Representatives to, maintain the confidentiality of any non-public information provided or made available pursuant to this Section 6.03. No information or knowledge obtained by Parent in any investigation pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.04.  Notices of Certain Events.  The Company shall promptly notify Parent of:

(a) to the Company’s knowledge, any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with or relating to the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Body received by the Company in connection with or relating to the transactions contemplated by this Agreement; and

(c) any suits or proceedings commenced against the Company or any of its Subsidiaries that relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to Parent.

Section 6.05.  Proxy Statement.  To the extent the Company Shareholder Approval is required by Indiana Law in order to consummate the Merger other than pursuant to § 23-1-40-4 of the IBCL, then, in accordance with the IBCL, the Articles of Incorporation, the By-laws, the Exchange Act and any applicable rules of NASDAQ, as soon as practicable following the later of the Acceptance Date or the expiration of any Subsequent Offering Period provided in accordance with Rule 14d-11 promulgated under the Exchange Act and permitted hereby, the Company, in consultation with Parent, shall, subject to the satisfaction of the Minimum Tender Condition, following the successful completion of the Offer, call a special meeting of the Company’s shareholders to vote on the Merger (the “Company Shareholders’ Meeting”) and set as the record date for such meeting, the date that is one (1) Business Day following the successful completion of the Offer and promptly file with the SEC a proxy statement, letter to shareholders, notice of meeting and form of proxy accompanying the Proxy Statement that will be provided to the shareholders of the Company in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting, and any schedules required to be filed with the SEC in connection therewith (collectively, as amended or supplemented, the ‘‘Proxy Statement”). The Company, Parent and Merger Subsidiary, as the case may be, shall furnish all information concerning the Company, Parent or Merger Subsidiary as the other party hereto may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to all applicable Laws, the Company shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the Company’s shareholders as promptly as practicable after the SEC clears the Proxy Statement. The Company shall cause the Proxy Statement, when filed with the SEC, to comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company’s shareholders and at the time of the Company Shareholders’ Meeting, the Company will cause the Proxy Statement not to contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made or covenant is agreed to by the Company with respect to information supplied by Parent or Merger Subsidiary or any of their respective officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Proxy Statement. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Proxy Statement shall be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or Merger Subsidiary, or any of their respective directors, officers or Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s shareholders. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and NASDAQ.

ARTICLE 7

COVENANTS OF PARENT AND MERGER SUBSIDIARY

Parent and Merger Subsidiary agree that:

Section 7.01.  Obligations of Merger Subsidiary.  Merger Subsidiary shall, and Parent shall take all action necessary to cause Merger Subsidiary to, perform its obligations under this Agreement and consummate the Offer and the Merger on the terms and conditions set forth in this Agreement, including obtaining sufficient funds to consummate the Offer, the Merger and the other Transactions.

Section 7.02.  Voting of Shares.  Parent and Merger Subsidiary shall cause to be voted or consent to be granted, as the case may be, with respect to all Shares and Class B Shares owned by the Purchaser Group, in favor of adoption of this Agreement.

Section 7.03.  Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each director and officer of the Company as of the date hereof (each, an “Indemnified Person”) to the fullest extent permitted by Indiana Law from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated by this Agreement; provided, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 7.03(a), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto) and each Indemnified Person may participate in such defense at such Indemnified Person’s expense, which shall include counsel of its choice; provided, that in connection with any such claim, proceeding, investigation or inquiry, (i) the members of the Committee of Disinterested Directors shall have the right to employ, at the Surviving Corporation’s expense, one single counsel in each applicable jurisdiction (if more than one jurisdiction is involved) to represent all members of the Committee of Disinterested Directors, (ii) if, in the reasonable judgment of counsel to the other Indemnified Persons (excluding the members of the Committee of Disinterested Directors), there exists an actual or potential conflict of interest between the Surviving Corporation and such other Indemnified Persons, such other Indemnified Persons shall have the right to employ, at the Surviving Corporation’s expense, one single counsel in each applicable jurisdiction (if more than one jurisdiction is involved) to represent all such other Indemnified Persons; provided, further, that if the Surviving Corporation fails to assume the defense thereof within a reasonable period of time, each Indemnified Person may defend such claim, proceeding, investigation or inquiry with counsel of its choosing at the Surviving Corporation’s expense. The Surviving Corporation shall not be liable for any settlement effected without its prior express written consent (which consent shall not be unreasonably withheld or delayed). Notwithstanding anything to the contrary set forth in this Section 7.03(a) or elsewhere in this Agreement, neither Parent, nor the Surviving Corporation nor any of their Affiliates shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(b) For six years after the Effective Time, the Surviving Corporation’s articles of incorporation and by-laws (or any such documents of any successor to the Business of the Surviving Corporation) shall contain provisions regarding limitations on personal liability of directors and indemnification and advancement of expenses of officers and directors in respect of acts or omissions occurring at or prior to the Effective Time, in each case that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) The Surviving Corporation shall honor all obligations of the Company pursuant to indemnification agreements listed on Section 7.03(c) of the Company Disclosure Schedule.

(d) The Surviving Corporation shall provide for six years after the Effective Time officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that if the aggregate cost for such insurance coverage (together with any prepaid policies contemplated by this Section 7.03(d)) exceeds 200% of the current annual premium paid by the Company, the Surviving Corporation shall be obligated to obtain a policy with the best available coverage with respect to matters occurring at or prior to the Effective Time for an aggregate cost not to exceed 200% of the current annual premium less the cost of any such prepaid policies. The provisions of this Section 7.03(d) shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder. Notwithstanding anything to the contrary contained herein, the aggregate cost for the insurance coverage obtained pursuant to this Section 7.03(d) shall not exceed 200% of the current annual premium paid by the Company for officers’ and directors’ liability insurance.

(e) If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and is not the continuing or surviving entity or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(f) The rights of each current or former officer or director under this Section 7.03 shall be in addition to (and not in substitution for) any other rights such Persons may have under the organizational documents of the Company or any of its Subsidiaries, Indiana Law, any agreement with the Company or any of its Subsidiaries or otherwise and are intended for the benefit of and shall be enforceable by such Persons. The rights under this Section 7.03 shall survive consummation of the Merger. The obligations under this Section 7.03 shall not be modified in a manner adverse to any Indemnified Person without the consent of such affected Indemnified Person, it being understood the Indemnified Persons shall be third-party beneficiaries of this Section 7.03.

Section 7.04.  Termination of Securities Purchase Agreement.  Notwithstanding anything set forth herein or in the Securities Purchase Agreement to the contrary, Parent shall not, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) terminate the Securities Purchase Agreement pursuant to Section 8.1(a) thereof.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01.  Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Law to consummate the transactions contemplated by this Agreement, including using reasonable best efforts to (i) make as promptly as practicable any required filings with any Governmental Body or other third party, (ii) cause the expiration of any applicable waiting periods or the taking of any actions by or with respect to any Governmental Body or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and (iii) take such other action as may be appropriate to enable the Merger to occur as soon as reasonably possible following the Acceptance Date.

Section 8.02.  Cooperation.  The Company and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with any Governmental Body is required, or any actions, consents approvals or waivers are required to be obtained from parties to any material contract or agreement, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03.  Public Announcements.  Parent and the Company shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and except as may be required by Law or any listing agreement with or rule of any national securities exchange, issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation; provided, that the foregoing shall not prohibit (a) Parent or the Company from making any statement relating to this Agreement or the transactions contemplated hereby in any press interview so long as (i) such interview is conducted in the ordinary course of business, (ii) the discussion of this Agreement or the transactions contemplated hereby are incidental to, and not the primary topic of, such interview and (iii) such statement is consistent with (including in scope) a mutually agreed set of questions and answers or (b) the Company or the Company Board from issuing any press release or making any other public statement, upon the Company Board making an Adverse Recommendation Change.

Section 8.04.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.  Stock Exchange Delisting.  The Company and Parent shall cooperate and use reasonable best efforts to cause the delisting of the Shares from the NASDAQ and the deregistration of the Shares and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.06.  Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any disposition or conversion of Shares in connection with the transactions contemplated by this Agreement (including derivative securities with respect to such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) to the extent required by Indiana Law, the Company Shareholder Approval shall have been obtained;

(b) there is no Law or judgment, injunction, Order or decree of any Governmental Body with competent jurisdiction restraining or prohibiting or otherwise making illegal the consummation of the Merger; and

(c) Merger Subsidiary shall have purchased Shares pursuant to the Offer.

ARTICLE 10

TERMINATION

Section 10.01.  Termination.  This Agreement may be terminated and the Offer and/or Merger may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approval):

(a) by mutual written agreement of the Company (provided that such termination has been approved by the Committee of Disinterested Directors) and Parent;

(b) by either the Company (provided that such termination has been approved by the Committee of Disinterested Directors) or Parent, if:

(i) the Acceptance Date shall not have occurred on or before September 24, 2010 (the “End Date”), provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by such time; or

(ii) there is a Law or final non-appealable judgment, injunction, Order or decree of any Governmental Body with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or Merger; or

(c) by Parent if, prior to the Acceptance Date:

(i) the Company Board shall have made an Adverse Recommendation Change that remains in effect; or

(ii) a breach of any representation or warranty set forth in Article 4 or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in clauses (ii) or (iii) of Annex I to exist and is incapable of being cured by the End Date; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.01(c)(ii) if (A) any material covenant of Parent or Merger Subsidiary contained in this Agreement shall have been breached in any material respect and such breach shall not have been cured or (B) any representation or warranty of Parent or Merger Subsidiary contained in this Agreement (disregarding all materiality and Parent and Merger Subsidiary Material Adverse Effect qualifications contained therein) shall not be true and correct at and as of such time as if made at and as of such time, with such exceptions as would not reasonably be expected to have a Parent and Merger Subsidiary Material Adverse Effect.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party, which notice shall identify the specific section and subsection of this Agreement pursuant to which such termination is being effected and shall contain an explanation of the factual basis for such termination in reasonable detail.

Section 10.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee, agent or advisor of such party) to the other party hereto; provided, that if such termination shall result from a material breach of this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach. The provisions of Article 11 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS.

Section 11.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail transmission, so long as a receipt of such e-mail is requested and received) and shall be given;

if to Parent or Merger Subsidiary, to:

JS Acquisition, LLC
c/o James A. Strain, Esq.
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Facsimile: (317) 713-3699

with a copy to.

James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Facsimile: (212) 757-3990
if to the Company, to:

Emmis Communications Corporation
c/o J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Facsimile: (317) 684-3750
with a copy to:

John J. McCarthy, Jr., Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Facsimile: (212) 701-5800

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Acceptance Date.

Section 11.03.  Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that (i) any such amendment or waiver by the Company shall require the approval of the Committee of Disinterested Directors, (ii) after the Acceptance Date, no amendment shall be made that (A) decreases the Offer Price or the Merger Consideration, (B) changes the form of the Merger Consideration or (C) amends, modifies, supplements, adds to or otherwise changes the conditions to the Merger and (iii) after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that under Indiana Law, would require the further approval of the shareholders of the Company without such approval first being obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.04.  Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.05.  Disclosure Schedule References and SEC Document References.

(a) The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or a disclosure for purposes of) (i) the representations and warranties or covenants of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and the representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that information and the representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided, that in no event shall any information contained in any part of any Company SEC Document entitled “Risk Factors” or containing a description or explanation of “forward-looking statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company or its Subsidiaries contained in this Agreement.

Section 11.06.  Binding Effect, Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective successors and assigns and the Committee of Disinterested Directors. Except as provided in Section 7.03 no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than (i) the parties hereto and their respective successors and assigns and (ii) the Committee of Disinterested Directors, which shall be an express third-party beneficiary of this Agreement and to the extent permitted by Law, shall be entitled to enforce the provisions of this Agreement on behalf of the Company from and after the date of this Agreement until Closing.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations under this Agreement or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 11.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of Indiana without regard to the conflicts of law rules thereof that might indicate the application of the laws of any other jurisdiction.

Section 11.08.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with or relating to, this Agreement or the transactions contemplated hereby shall be brought in any Federal court in the State of New York or if jurisdiction is not available in such court, any court sitting in New York County, New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Any and all service of process and any other notice in any such claim shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided in Section 11.01. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

Section 11.09.  WAIVER OF JURY TRIAL.

(a) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE WAIVER IN SECTION 11.09(a), (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, AGREEMENTS AND CERTIFICATIONS IN SECTION 11.09(a) AND THIS SECTION 11.09(b).

Section 11.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.  Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter of hereof and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

Section 11.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court or other Governmental Body of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 11.08, in addition to any other remedy to which they are entitled at law or in equity.

ARTICLE 12

DEFINITIONS

Section 12.01.  Definitions.

(a) As used herein, the following terms have the following meanings:

“401(k) Plan” means the 401(k) plan of the Company as in effect from time to time.

“Affiliate” means, when used with reference to a specified Person, any other Person that directly or indirectly controls or is controlled by or is under common control with the specified Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

“Business” means the business of the Company and its Subsidiaries, as conducted as of the date of this Agreement.

“Business Day” means a day other than a Saturday, Sunday or any day on which banks in New York, New York are authorized or obligated by Law to close.

“Committee of Disinterested Directors” means the committee established by the Company Board on April 29, 2010 consisting of Ms. Susan B. Bayh and Messrs. Peter A. Lund and Lawrence B. Sorrel.

“Company Material Adverse Effect” means any effect that is, or is reasonably likely to be, materially adverse to the Business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no fact, circumstance, event or change resulting from, attributable to or arising out of any of the following shall constitute, or be considered in determining whether there has occurred, a Company Material Adverse Effect: (a) (i) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in the United States or in any other geographic market, (ii) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate (including any competitive and/or technological changes relevant to such industries), (iii) changes in general legal, regulatory or political conditions, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, or changes in GAAP or in other applicable accounting standards (or in the interpretation thereof), (iv) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, financing sources, employees or landlords, (v) the identity of the Investor as the purchaser of the Securities or any facts or circumstances concerning the Investor, Alden or any of their respective Affiliates, (vi) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by Alden or the Investor, (vii) changes in the trading volume or market price of the Shares on the NASDAQ Stock Market or the suspension of trading generally on the NASDAQ Stock Market (provided that the exception in this clause shall not in any way prevent or otherwise affect a determination that any change, event, circumstance, development or effect underlying such decrease has resulted in, or contributed to, a Company Material Adverse Effect), (viii) any litigation or investigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the

Transactions, other than litigation or investigations commenced or threatened in writing by any Governmental Body or (ix) any restatement of the consolidated financial statements of the Company and its Subsidiaries contained in the Company SEC Documents that results in an accounting charge thereto that does not require a cash settlement and would not otherwise constitute a Company Material Adverse Effect, except, in the case of the foregoing clauses (i), (ii) and (iii), for such changes or developments referred to therein have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies that operate in multiple geographic markets, including large markets, in the industries in which the Company and its Subsidiaries operate or (b) any failure to meet internal or published projections, forecasts, estimates, performance measures, operating statistics or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof.

“Credit Agreement” means the Amended and Restated Revolving Credit and Term Loan Agreement, by and among Emmis Operating Company, the Company, the lending institutions party thereto and Bank of America as administrative agent, dated as of November 2, 2006, as amended.

“Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, transitional benefit plan, tuition assistance program, adoption assistance program, disability or sick leave benefits workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FCC” means the Federal Communications Commission.

“FCC Licenses” means all licenses, construction permits and authorizations issued by the FCC and used or usable for the operation of the Stations.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means with respect to any nation or government, any state, province or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government.

“Initial Governing Documents” means, collectively, the articles of organization of Parent filed in accordance with the laws of the State of Indiana in the office of the Secretary of State of Indiana on May 3, 2010 and the Operating Agreement of Parent, dated as of May 6, 2010.

“Intellectual Property” means all U.S. and foreign rights arising under or associated with (i) patents and all proprietary rights associated therewith (including statutory invention registrations supplemented by protection certificates and term extensions), (ii) trademarks, service marks, trade names, trade dress, domain names, brand names, certification marks, corporate names and other indications of origin, together with all goodwill related to the foregoing, (iii) copyrights and designs and all rights associated therewith and the underlying works of authorship, (iv) all inventions, invention certificates, trade secrets, processes, formulae, methods, schematics, drawings, blue prints, utility models, design applications, technology, know-how, software, discoveries, ideas and improvements, (v) all registrations of any of the foregoing and all applications therefor and (vi) other proprietary or confidential information and materials.

“Interested Party Shares” means, collectively, the Shares beneficially owned by the members of the Purchaser Group, the Rolling Shareholders and Alden.

“Investor” means Alden Media Holdings, LLC, a Delaware limited liability company.

“knowledge” means with respect to the Company, the actual knowledge after reasonable inquiry of the executive officers of the Company.

“Law” means all laws (including common law), statutes, ordinances, codes, rules and regulations of any Governmental Authorities.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance, adverse claim or any other restriction or limitation whatsoever other than restrictions on sale imposed by the Securities Act and state securities laws.

“Merger Subsidiary Class A Common Stock” means the shares of the Class A Non-Voting Common Stock, par value $0.01 per share, of Merger Subsidiary.

“Merger Subsidiary Class B Common Stock” means the shares of the Class B Common Stock, par value $0.01 per share, of Merger Subsidiary.

“Order” means any order, judgment, injunction, award, decree or writ of any Governmental Body.

“Parent and Merger Subsidiary Material Adverse Effect” means a material adverse effect on Parent’s and/or Merger Subsidiary’s ability, as applicable, to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement.

“Permitted Liens” means Liens under the Credit Agreement and Liens permitted thereunder.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint stock company, trust , unincorporated organization, Governmental Body or any other entity.

“Retained Shares” means any Shares (including outstanding restricted stock with respect to Shares that become fully vested immediately prior to the Effective Time) directly or indirectly beneficially held by the members of the Purchaser Group and the Rolling Shareholders that are not being contributed to the Company pursuant to their obligations under the Securities Purchase Agreement or the Rollover Agreement, as applicable, and as further described on Schedule I hereto.

“Rolling Shareholders” means, collectively, the parties to the Rollover Agreement that have agreed to contribute their Shares to Emmis pursuant to the Rollover Agreement.

“Rollover Agreement” means the Rollover Agreement, dated as of May 24, 2010, by and among Parent and the shareholders set forth therein.

“Rollover Share” means, collectively, the Shares contributed to the Company by the Rolling Shareholders pursuant to the Rollover Agreement.

“Securities” means the securities of Parent purchased by the Investor pursuant to the Securities Purchase Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Purchase Agreement” means the Securities Purchase Agreement, dated as of May 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., the Investor, Parent and Smulyan.

“Smulyan Options” means, collectively, the options to acquire Shares and Class B Shares held by Smulyan.

“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or (C) a general or managing partnership interest in such entity.

“Tax” includes all federal, state, local and foreign income, profits, franchise, gross receipts, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions imposed by a governmental entity (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as a transferee.

“Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Taxing Authority or maintained relating to Taxes.

“Transactions” means, collectively, the Merger, the Offer, the Exchange Offer and the solicitation of proxies from the holders of Shares, Class B Shares and Preferred Shares with respect to the Preferred Amendments and the Merger.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Unaffiliated Shareholders” means, collectively, the holders of Shares other than the Interested Party Shares.

(b) Each of the following terms is defined in the Section set forth opposite such term.

Term	Section

Acceptance Date	1.01(c)
Adverse Recommendation Change	6.03
Agreement	Preamble
Alden	Recitals
Alden Preferred Merger Consideration	Section 2.02(b)(ii)
Articles of Incorporation	Recitals
By-laws	1.03
Cash Merger Consideration	2.02(b)(iii)
Certificates	2.03(a)
Class B Shares	Recitals
Class C Shares	Section 4.05(a)
Closing	2.01(b)
Committee Recommendation	Section 4.02(b)
Common Merger Consideration	Section 2.02(b)(i)
Company	Preamble
Company 10-K	4
Company Board	Recitals
Company Board Recommendation	Section 4.02(c)
Company Common Stock	Section 4.05(a)
Company Disclosure Documents	4.06(a)
Company Disclosure Schedule	4
Committee Financial Advisor	4.15(a)

Term	Section

Company SEC Documents	Section 4.06(c)
Company Intellectual Property Rights	Section 4.10(a)
Company RSU	Section 2.05(b)
Company Shareholder Approval	4.02(a)
Company Shareholders’ Meeting	6.05
Company Stock Option	2.05(a)
Effective Time	2.01(c)
End Date	10.01(b)(i)
Exchange Offer	Recitals
Exchange Offer Documents	Recitals
Governmental Permits	Section 4.04(b)
IBCL	Recitals
Indemnified Person	7.03(a)
Indiana Law	Recitals
Intellectual Property Rights	Section 4.10(a)
Lease	Section 4.11(b)
Merger	2.01(a)
Merger Consideration	2.02(b)(iii)
Merger Subsidiary	Preamble
Minimum Tender Condition	Recitals
New Notes	Recitals
Offer	Recitals
Offer Documents	Recitals
Offer Price	Recitals
Owned Intellectual Property Rights	Section 4.10(a)
Parent	Preamble
Paying Agent	2.03(a)
Preferred Amendments	Recitals
Preferred Merger Consideration	2.02(b)(iii)
Preferred Shares	Recitals
Proxy Statement	6.05
Proxy Statement/Offer to Exchange	Recitals
Purchaser Group	Recitals
Representatives	6.03
Schedule 14D-9	Section 1.02(b)
Schedule TO	Recitals
SEC	Recitals
Senior Preferred Shares	Section 4.05(a)
Shares	Recitals
Smulyan	Preamble
Stations	Section 4.04(b)
Subsequent Offering Period	1.01(b)(v)
Surviving Corporation	2.01(a)
Uncertificated Shares	2.03(a)

Section 12.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for reference purposes only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All terms defined in this Agreement and used but not otherwise defined in any Schedule or any other document made or delivered pursuant hereto shall have the meaning as defined in this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract shall be deemed to refer to such agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright

Name:     J. Scott Enright

Title:	General Counsel, Executive Vice
President and Secretary

JS ACQUISITION, LLC

By:	/s/ Jeffrey H. Smulyan
Name:     Jeffrey H. Smulyan

Title:	President, Treasurer and Secretary

JS ACQUISITION, INC.

By:	/s/ Jeffrey H. Smulyan
Name:     Jeffrey H. Smulyan

Title:	President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

ANNEX I

Notwithstanding any other provision of the Offer, JS Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if at the expiration of the Offer:

(i) the Merger Agreement has been terminated in accordance with its terms; or

(ii) (a) the representations and warranties of Emmis contained in Section 4.02, Section 4.05, Section 4.12(b) and Section 4.15 of the Merger Agreement are not true and correct in all respects; and (b) the remaining representations and warranties of Emmis contained in the Merger Agreement are not true and correct except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below), in the case of both clauses (a) and (b), on and as of the expiration of the Offer with the same force and effect as though made on and as of the expiration of the Offer, except for those representations and warranties that are expressly limited by their terms to dates or times other than the expiration of the Offer, which representations and warranties are not true and correct as aforesaid as of such other dates or times; provided, however, that for purposes of determining the satisfaction on and as of the expiration of the Offer of clause (b), no effect shall be given to any exception or qualification in such representations and warranties relating to materiality, material adverse effect or knowledge;

(iii) Emmis shall not have performed and complied in all material respects with all covenants and agreements required by the Merger Agreement to be performed or complied with by Emmis on or prior to the expiration of the Offer; or

(iv) the Minimum Tender Condition has not been satisfied; or

(v) the Board has made an Adverse Recommendation Change; or

(vi) the Alden Purchase Agreement has been terminated or Alden Media Holdings, LLC shall not have paid cash, when due, to JS Acquisition in the amount of the Purchase Price, as defined in the Alden Purchase Agreement; or

(vii) the Proposed Amendments have not received the Required Vote; or

(viii) the Proposed Amendments are not in full force and effect; or

(ix) there shall be instituted any action, proceeding or application by any U.S. or non-US. court, government or governmental authority or other U.S. or non-US. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly (a) challenges the acquisition by JS Acquisition of the Shares, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer, the Exchange Offer or the Merger or seeks to obtain any material damages as a result of, or otherwise adversely affects, the Offer, the Exchange Offer or the Merger, (b) seeks to prohibit or impose material limitations on JS Acquisition’s acquisition, ownership or operation of all or any material portion of its or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by JS Acquisition, on an equal basis with all other Shares, on all matters presented to the shareholders of Emmis), or seeks to compel JS Acquisition to dispose of or hold separate all or any material portion of its own or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer, the Exchange Offer or the Merger, (c) reasonably would be expected to have a Company Material Adverse Effect, or result in a diminution in the value of the Shares or in the value of Emmis’ or JS Acquisition’s assets, in each case by more than $5 million (a “Diminution in Value”) or (d) seeks to impose any condition to the Offer, the Exchange Offer or the Merger that is materially burdensome to JS Acquisition; or

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(x) there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity which, directly or indirectly (a) restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer, the Exchange Offer or the Merger or awards material damages as a result of, or otherwise adversely affects, the Offer, the Exchange Offer or the Merger, (b) prohibits or imposes material limitations on JS Acquisition’s acquisition, ownership or operation of all or any material portion of its or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by JS Acquisition, on an equal basis with all other Shares, on all matters presented to the shareholders of Emmis), or compels JS Acquisition to dispose of or hold separate all or any material portion of its own or Emmis’ business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer, the Exchange Offer or the Merger, (c) reasonably would be expected to have a Company Material Adverse Effect, or result in a Diminution in Value or (d) imposes any condition to the Offer, the Exchange Offer or the Merger that is materially burdensome to JS Acquisition; or

(xi) any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, Order or injunction, shall be enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer, the Exchange Offer or the Merger that would, directly or indirectly, result in any of the consequences referred to in clauses (a) through (d) of paragraph (ix) above; or

(xii) JS Acquisition shall have become aware that (a) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the Offer, the Exchange Offer or the Merger under any law, regulation, order or contract binding on Emmis or any of its affiliates, (b) any of the applicable consents, waivers or approvals have not been obtained and (c) the failure to obtain such consents, waivers or approvals would reasonably be expected to have a Company Material Adverse Effect; or

(xiii) there shall have occurred any change, event or occurrence arising since the date that the Tender Offer is commenced that had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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ANNEX II

Notwithstanding any other provision of the Exchange Offer, Emmis shall not be required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, exchange any Preferred Shares, may postpone the acceptance for payment or payment for tendered Preferred Shares, and may, in its sole discretion, terminate or amend the Exchange Offer as to any Preferred Shares not then exchanged if at the expiration of the Exchange Offer:

1. the conditions set forth in Annex I have not been satisfied or waived; or

2. the Indenture under which the New Notes will be issued is not qualified under the Trust Indenture Act of 1939.

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